UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of April 2025
Commission File Number: 001-41891
Vast Renewables Limited
(Translation of registrant’s name into English)
Suite 7.02, 124 Walker Street,
North Sydney NSW 2060,
Australia
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒     Form 20-F ☐   Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 11, 2025, Colin Richardson, a member of the Board of Directors (the “Board”) of Vast Renewables Limited (the “Company”) and a member of the Nominating and Corporate Governance Committee and the Projects Committee of the Board, notified the Chairman of the Board of his decision to resign from the Board, effective immediately.

The information furnished in this Report of Foreign Private Issuer on Form 6-K (this “Report”), shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-283737) and Form F-3 (File No. 333-277574), and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vast Renewables Limited

Date: April 11, 2025

	By:	/s/ Marshall D. Smith
	Name:	Marshall D. Smith
	Title:	Chief Financial Officer